Exhibit 7.1
7.1 Explanation of ratio calculations

The per share data in the table below have been restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

Other financial data based upon IFRS	2008	2007	2006	2005	2004
Earnings per ordinary share — pence	(145.7)	64.0	54.4	47.3	43.9
Diluted earnings per ordinary share — pence (1)	(145.7)	63.4	53.9	47.0	43.5
Dividends per ordinary share — pence	19.3	27.0	21.6	17.0	14.7
Dividend payout ratio (2)	—	45%	46%	43%	38%
Share price per ordinary share at year end — £	0.494	3.72	5.56	4.90	4.89
Market capitalisation at year end — £bn	19.5	44.4	62.8	56.1	55.6
Net asset value per ordinary share — £	1.15	3.74	3.24	2.83	2.59
Return on average total assets (3)	(1.18% )	0.65%	0.74%	0.73%	0.94%
Return on average ordinary shareholders’ equity (4)	(50.0% )	18.8%	18.5%	17.5%	18.3%
Average owners’ equity as a percentage of average total assets	2.9%	3.9%	4.4%	4.5%	5.9%
Risk asset ratio — Tier 1	10.0%	7.3%	7.5%	7.6%	7.0%
Risk asset ratio — Total	14.1%	11.2%	11.7%	11.7%	11.7%
Ratio of earnings to combined fixed charges and preference share dividends (5)
— including interest on deposits	(0.29)	1.45	1.62	1.67	1.88
— excluding interest on deposits	(11.96)	5.73	6.12	6.05	7.43
Ratio of earnings to fixed charges only (5)
— including interest on deposits	(0.30)	1.47	1.64	1.69	1.94
— excluding interest on deposits	(14.71)	6.53	6.87	6.50	9.70

Notes:

(1)
None of the convertible preference shares had a dilutive effect in 2008. All the convertible preference shares had a dilutive effect in 2007, 2006 and 2005 and as such were included in the computation of diluted earnings per share. In 2004, $1,500 million of convertible preference shares was not included in the computation of diluted earnings per share as their effect was anti-dilutive.

(2)	Dividend payout ratio represents the interim dividend paid and current year final dividend proposed as a percentage of profit attributable to ordinary shareholders.

(3)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(4)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

(5)
For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).